January 5, 2016

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	Endologix, Inc.
Registration Statement on Form S-4 (File No. 333-208081)

Acceleration Request

Requested Date:     January 7, 2016

Requested Time:    5:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Endologix, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Should the Staff have questions regarding any of the foregoing, please do not hesitate to contact Mr. Lawhead, via telephone at (949) 725-4277 or via email at mlawhead@sycr.com, or in his absence, please contact Mr. Cohn via telephone at (949) 725-4132 or via email at lcohn@sycr.com.

Sincerely,

ENDOLOGIX, INC.

/s/ Vaseem Mahboob
Vaseem Mahboob
Chief Financial Officer

cc:

Endologix, Inc.

John McDermott, Chairman and Chief Executive Officer

Vaseem Mahboob, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Lawrence Cohn

Michael Lawhead

Arnold & Porter LLP

Julia Vax

Edward Deibert